
10031975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Avenue
(No. and Street)

Middleton (City) WI (State) 53562-3417 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins, President 608-836-3229 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Anton, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Louise Googins
Signature

President
Title

Notary Public

Signed before me on 8-27-10 in Dane County, WI
My commission expires 10-7-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of Googins & Anton, Inc. as of June 30, 2010 and 2009, and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Middleton, Wisconsin
August 26, 2010

GOOGINS & ANTON, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30, 2010 and 2009

ASSETS	2010	2009
CURRENT:		
Cash and cash equivalents	$ 106 916	$ 86 975
Commissions receivable	18 840	1 142
Marketable securities	5 334	-
TOTAL ASSETS	$ 131 090	$ 88 117

LIABILITIES AND STOCKHOLDERS' EQUITY	2010	2009
CURRENT LIABILITIES,		
Due to affiliate (Note 3)	$ 82 227	$ 59 569
STOCKHOLDERS' EQUITY (Note 2):		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding	10 000	10 000
Less treasury stock (5,000 shares at par value)	(5 000)	(5 000)
Retained earnings	43 863	23 548
TOTAL STOCKHOLDERS' EQUITY	48 863	28 548
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 131 090	$ 88 117

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2010 and 2009

	2010	2009
REVENUE:		
Commissions	$1 315 488	$1 126 514
Investment income	157	471
Income on marketable securities:		
Unrealized gain/(loss)	2 034	-
	1 317 679	1 126 985
EXPENSES:		
Directors fees	58 289	52 100
Clerical and administrative salaries	840 565	720 031
Independent contractors	2 368	2 029
Payroll processing	1 579	1 352
Repairs	1 710	1 465
Rents	50 389	43 164
Payroll taxes	44 600	38 205
Advertising	60 388	51 729
Printing and publications	3 421	2 930
Insurance	19 472	16 679
Retirement contribution	68 677	58 829
Retirement plan fees	1 973	1 690
Management fees	40 000	45 000
Accounting fees	27 928	26 628
Fees and licenses	9 855	8 435
Utilities	2 105	1 803
Telephone	8 289	7 100
Office supplies and postage	22 497	19 272
Computer expense	10 262	8 790
Meeting expense	11 841	10 143
Travel and mileage	5 921	5 071
Meals and entertainment	3 552	3 043
Miscellaneous	1 683	5 938
	1 297 364	1 131 426
Income (loss) before income taxes	20 315	(4 441)
Income tax (expense) (Note 4)	-	(8 600)
NET INCOME (LOSS)	$ 20 315	$ (13 041)

The accompanying notes are an integral part of the financial statements

GOOGINS & ANTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2010 and 2009

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2008	$ 10 000	$ (5 000)	$ 36 589	$ 41 589
Net loss	-	-	(13 041)	(13 041)
Balance, June 30, 2009	$ 10 000	$ (5 000)	$ 23 548	$ 28 548
Net income	-	-	20 315	20 315
Balance, June 30, 2010	$ 10 000	$ (5 000)	$ 43 863	$ 48 863

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 20 315	$ (13 041)
Adjustment to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Unrealized gain on investment	(2 034)	-
Commissions receivable	(17 698)	15 988
Due to affiliates	22 658	(22 498)
Income taxes	-	8 600
Total adjustments	2 926	2 090
Net cash provided by (used for) operating activities	23 241	(10 951)
CASH FLOWS FROM INVESTING ACTIVITIES, Purchase marketable securities	(3 300)	-
NET INCREASE (DECREASE) IN CASH	19 941	(10 951)
CASH AND CASH EQUIVALENTS, beginning of year	86 975	97 926
CASH AND CASH EQUIVALENTS, end of year	$ 106 916	$ 86 975

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes. Deferred income taxes have been offset by a net operating loss carryforward (Note 4). Deferred income taxes will not be recognized until the carryforward is fully utilized.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions Receivable
Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectable by the time the financial statements are issued.

NOTE 2 - MARKETABLE SECURITIES

Marketable equity securities held by the Company at June 30, 2010, consist of 300 shares of NASDAQ OMX Group common stock which is reported at fair market value (level 1).

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2010 and 2009, respectively, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2010 and 2009, was $29,223 and $27,406, and aggregate indebtedness was $82,227 and $59,569, respectively. The ratio of aggregate indebtedness to net capital at June 30, 2010 and 2009, was 2.8 to 1 and 2.2 to 1, respectively.

NOTE 4 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Googins & Anton, Inc.'s operating expenses in exchange for a management fee equal to 90.6 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $1,191,711 and $1,020,824 for the years ended June 30, 2010 and 2009, respectively, and has been allocated to the appropriate expense category on the statement of income. Accrued management fees due to affiliates at June 30, 2010 and 2009, amounted to $82,227 and $59,569, respectively.

NOTE 5 - INCOME TAXES

The Company has adopted the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. The adoption of FIN 48 did not result in the creation of unrecognized tax benefits.

The Company files federal and Wisconsin tax returns. The Company is no longer subject to federal and Wisconsin income tax examinations by tax authorities for the years before 2006.

The Company's income tax expense for the years ended June 30, 2010 and 2009, consist of the following:

	2010	2009
Taxes currently payable (refundable)	$ -	$ -
Deferred taxes	-	(8,600)
Income tax expense benefit	$ -	$ (8,600)

A net operating loss of approximately $4,400 is available to offset future taxable income. The net operating loss carryforward expires in 2029.

NOTE 6 - RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers all employees who meet the plan's eligibility requirements.

The plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company uses the safe harbor method of funding the plan with a minimum 3% contribution for all eligible employees. The Company elected to contribute more than the required 3% for the years ended June 30, 2010 and 2009. The contributions were $68,677 and $58,829, respectively.

NOTE 7 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through August 26, 2010, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events tht would require adjustment to or disclosure in the financial statements.

Report of Independent Accountants on Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying financial statements of Googins & Anton, Inc. as of and for the years ended June 30, 2010 and 2009, and have issued our report thereon dated August 26, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Middleton, Wisconsin
August 26, 2010

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 48,863
Deduct non-allowable assets,	
Aged commissions receivable, net of related commission payable	(18,840)
Net capital before haircuts on securities position	30,023
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15C3-1(f) other securities)	(800)
NET CAPITAL	$ 29,223

GOOGINS & ANTON, INC.

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010**

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 29,223
Net capital requirement	$ 5,000
Excess net capital	$ 24,223
Excess net capital at 1000% (net cap-10% of AI)	$ 21,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 82,227
Percentage of aggregate indebtedness to net capital	281.38%

SCHEDULE II

GOOGINS & ANTON, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2010

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 25,392
Audit adjustments:	
Accounts payable	(663)
Unrealized gain on marketable securities	2,015
Income taxes	3,279
Haircuts on securities	(800)
Net capital as currently reported on Schedule I	$ 29,223

GOOGINS & ANTON, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

The Company is exempt from Rule 15C3-3 under paragraph(k)(2)ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

GOOGINS & ANTON, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph(k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In planning and performing our audit of the financial statements of Googins & Anton, Inc. for the year ended June 30, 2010, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures following by Googins & Anton, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended June 30, 2010. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Middleton, Wisconsin
August 26, 2010

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Googins & Anton Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Googins & Anton Inc.'s compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Googins & Anton Inc.'s management is responsible for the Googins & Anton Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the quarters ended September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended June 30, 2010. Form SIPC-6 did not include third quarter revenues of $277,728. An additional SIPC-6 was filed along with a payment of $774.98 (check #1673) on August 26, 2010 to correct the error. No other differences noted;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Googins & Anton's Statement of Income/Loss supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

August 26, 2010

Weinberg & Co.